Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

General Dynamics Corporation

We consent to the use of our reports dated February 9, 2015, with respect to the Consolidated Balance Sheets of General Dynamics Corporation and subsidiaries as of December 31, 2014 and 2013, and the related Consolidated Statements Of Earnings (Loss), Comprehensive Income (Loss), Cash Flows, and Shareholders’ Equity for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

McLean, Virginia

March 24, 2015